                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 30,055,000 Callable Variable Interest Rate Range Notes of 2002,
                              due November 20, 2017






                    Filed pursuant to Rule 3 of Regulation BW






                            Dated: November 25, 2002


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        The following information regarding the U.S. Dollar 30,055,000 Callable
Variable Interest Rate Range Notes due November 20, 2017 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 30,055,000 Callable Variable Interest Rate Range Notes due November 20, 2017.

               (b) The interest rate will be 7.25 percent accruing on each day that the 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 7.25 percent. Interest payment dates will be each May 20 and November 20, commencing on May 20, 2003 and ending on November 20, 2017.

               (c) Maturing November 20, 2017. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each May 20 and November 20, commencing on November 20, 2003 and ending on May 20, 2017, with 5 London and New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.


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        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of November 14, 2002, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 30,055,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was expected to be made on or about November 20, 2002.

               The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD


             Price to                Selling Discounts         Proceeds to the
              Public                  and Commissions              Bank(1)
              ------                  ---------------              -------
        Per Unit: 100.00%                   N/A                    100.00%
      Total: USD 30,055,000                 N/A                USD 30,055,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A. Pricing Supplement dated November 14, 2002

               B. Terms Agreement dated November 14, 2002


-------------
(1)   Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A


PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT


                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2430


                                  US$30,055,000
                   CALLABLE VARIABLE INTEREST RATE RANGE NOTES
                              DUE NOVEMBER 20, 2017




                                 MORGAN STANLEY



            THE DATE OF THIS PRICING SUPPLEMENT IS NOVEMBER 14, 2002

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1      No.:                                                2430

2      Aggregate Principal Amount:                         US$30,055,000.

3      Issue Price:                                        100.00 per cent. of the Aggregate Principal
                                                           Amount.

4      Issue Date:                                         November 20, 2002.

5      Form of Notes (Condition 1(a)):                     Registered Notes only.

6      Authorized Denominations                            Minimum denomination of US$1,000.
       (Condition 1(b)):
7      Specified Currency (Condition 1(d)):                United States dollars ("US$").

8      Maturity Date (Conditions 1(a) and 6(a)):           November 20, 2017.

9      Interest Basis (Condition 5):                       Variable Interest Rate (Condition 5(II)).

10     Basis of Calculation of Variable Interest
       Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (vii), 5(II)(c), 5(II)(d) and 5(II)(e) do not apply
       (Conditions 5(II)(b)):

       (a) Calculation of Interest Amounts:                The Interest Amount per Authorized Denomination
                                                           shall be determined by the Calculation Agent in
                                                           accordance with the following formula:

                                                           7.25% X N/(2 X M) X AUTHORIZED DENOMINATION

                                                           Where:

                                                           "N" is the total number of days in respect of
                                                           each relevant Interest Period on which the
                                                           Reference Rate is greater than zero per cent.
                                                           and less than or equal to 7.25 per cent. as
                                                           determined by the Calculation Agent

                                                           "M" is the total number of days in the relevant
                                                           Interest Period, as determined by the


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
                                                           Calculation Agent

                                                           "REFERENCE RATE" for any day in the Interest
                                                           Period means 6 month US$ LIBOR, being the rate
                                                           for deposits in US$ for a period of six months
                                                           which appears on the Moneyline/Telerate Page 3750
                                                           (or such other page that may replace that page on
                                                           that service or a successor service) at 11.00 a.m.
                                                           London time on the fifth Relevant Business Day
                                                           prior to such day.

                                                           If such rate does not appear at the time and day
                                                           designated above in respect of any day in the
                                                           Interest Period, the Calculation Agent shall
                                                           determine the Relevant Rate by requesting the
                                                           principal London office of each of four major
                                                           banks in the London interbank market (the
                                                           "REFERENCE BANKS") to provide a quotation for the
                                                           rate at which deposits in US$ dollars were offered
                                                           to prime banks in the London interbank market for
                                                           a period of 6 months at approximately 11:00 a.m.
                                                           London time on the fifth Relevant Business Day
                                                           prior to such day. If at least two such quotations
                                                           are provided, the Relevant Rate will be the
                                                           arithmetic mean of the quotations. If only one such
                                                           quotation is provided, the Calculation Agent may
                                                           determine that such quotation shall be the Relevant
                                                           Rate.

                                                           If no such quotations are provided, and the
                                                           Calculation Agent determines in its sole discretion
                                                           that no suitable replacement Reference Banks who are
                                                           prepared to quote are available, the Calculation
                                                           Agent shall be entitled to calculate the Relevant
                                                           Rate in its sole discretion, acting in good faith
                                                           and in a commercially reasonable manner.

       (b) Interest Payment Dates:                         November 20 and May 20 of each year commencing on
                                                           May 20, 2003 and ending on the Maturity Date

11     Relevant Financial Centre:                          New York.

12     Relevant Business Day:                              New York and London.

13     Issuer's Optional Redemption                        Yes.
       (Condition 6(e)):

       (a) Notice Period:                                  Not less than 5 Relevant Business Days.


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
       (b) Amount:                                         All and not less than all.

       (c) Date(s):                                        Each Interest Payment Date commencing on November 20,
                                                           2003 and ending on May 20, 2017.

       (d) Early Redemption Amount (Bank):                 Principal amount of the Notes to be redeemed.

       (e) Notices:                                        As long as the Notes are represented by a DTC Global
                                                           Note and the DTC Global Note is being held on behalf
                                                           of a clearing system, notwithstanding Condition 13,
                                                           notices to Noteholders may be given by delivery of
                                                           the relevant notice to that clearing system for
                                                           communication by it to entitled accountholders,
                                                           provided that so long as the Notes are listed on the
                                                           Luxembourg Stock Exchange, and the rules of the
                                                           exchange so require, notice shall be published in
                                                           a leading daily newspaper in either French or German
                                                           language and of general circulation in Luxembourg.

                                                           Any notice delivered to a clearing system in
                                                           accordance with the preceding sentence shall be
                                                           deemed to have been given to the Noteholders on
                                                           the day on which such notice is delivered to the
                                                           clearing system.

14     Redemption at the option of the Noteholders         No.
       (Condition 6(f)):

15     Long Maturity Note (Condition 7(f)):                No.

16     Talons for Future Coupons to be attached to         No.
       Definitive Bearer Notes (Condition 7(h)):

17     Early Redemption Amount (including accrued          Principal amount of the Notes to be redeemed plus
       interest, if applicable) (Condition 9):             accrued interest thereon.

18     Governing Law of the Notes:                         English

OTHER RELEVANT TERMS

1      Listing (if yes, specify Stock Exchange             Luxembourg Stock Exchange.
       Exchange):

2      Details of Clearance System approved by the         DTC, Clearstream Banking, societe anonyme and
       Bank and the Global Agent and Clearance and         Euroclear Bank S.A./N.V., as operator of the
       Settlement Procedures:                              Euroclear System. Payment for the Notes
                                                           will be on a delivery versus payment basis.


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


3      Syndicated:                                         No.

4      Commissions and Concessions:                        None.

5      Codes:

       (a) CUSIP                                           45905UCM4

       (b) ISIN                                            US45905UCM45

       (c) Common Code                                     015746718

6      Identity of Dealer(s)/Manager(s):                   Morgan Stanley & Co. International Limited.

7      Provisions for Registered Notes:

       (a) Individual Definitive Registered Notes          No. Interests in the DTC Global Note will be
           Available on Issue Date:                        exchangeable for definitive Registered Notes
                                                           only in the limited circumstances described
                                                           in the Prospectus.

       (b) DTC Global Note(s):                             Yes; one.

       (c) Other Registered Global Notes:                  No.

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002.

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                            Each Dealer is required to comply with
                                                           all applicable provisions of the Financial
                                                           Services and Markets Act 2000 with respect
                                                           to anything done by it in relation to the
                                                           Notes in, from or otherwise involving the
                                                           United Kingdom.




                                                           INTERNATIONAL BANK FOR
                                                           RECONSTRUCTION AND
                                                           DEVELOPMENT.

                                                           By:

                                                           Authorized Officer.


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


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ


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


                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2430
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY




November 14, 2002

International Bank for Reconstruction
   and Development
1818 H Street, N.W.
Washington, D.C. 20433




The undersigned agrees to purchase from you (the "BANK") the Bank's US$30,055,000 Callable Variable Interest Rate Range Notes due November 20, 2017 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on November 20, 2002 (the "SETTLEMENT DATE") at an aggregate purchase price of US$30,055,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1        The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
         International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).


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


2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         Morgan Stanley & Co. International Limited
         25 Cabot Square
         Canary Wharf
         London E14 4QA

         Attention: Head of Transaction Management Group - Debt Capital Markets

         Telephone:        +44 (0)20 7677 7799
         Telex:            8812564 MORSTN G
         Fax:              +44 (0)20 7677 7999


7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


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                                       2

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:








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